Exhibit 4.6

FIRST AMENDMENT TO

ENLIGHT RENEWABLE ENERGY LTD.

2010 EMPLOYEE OPTION ALLOCATION PLAN

U.S. SUB-PLAN

Effective as of September 10, 2023

On August 8, 2023, the Board of Directors (“Board”) of Enlight Renewable Energy Ltd. (the “Company”) amended the Company’s 2010 Employee Option Allocation Plan (as amended on August 8, 2023 and from time-to-time, the “2010 Plan”) to authorize the Company’s management to grant restricted share units (“Restricted Share Units” or “Units”), each Unit of which is a bookkeeping entry representing an amount equal to the Fair Market Value of one Share and an unfunded and unsecured obligation of the Company, pursuant to the 2010 Plan.  The Board accordingly wishes to amend the Company’s U.S. Sub-Plan to the 2010 Plan (the “U.S. Sub-Plan” and together with the 2010 Plan, the “Plan”) to allow for the grant of Units pursuant to the U.S. Sub-Plan to U.S. Offerees, as provided below:

1.          Addition of Restricted Share Units as Awards.  All references in the U.S. Sub-Plan to awards that may be granted under the U.S. Sub-Plan (collectively, “Awards”) are revised to also include Units.  All references in the U.S. Sub-Plan to “Options” that refer to all types of Awards, shall be revised to be “Awards.” All references in the U.S. Sub-Plan to the “exercise” of Options (when referring to all types of Awards), shall be revised to also include, if applicable, the “settlement” of Units.

2.          New Restricted Share Units Section. The U.S. Sub-Plan shall be revised to add a new Section 12 as follows:

“12.          Restricted Share Units.

(a)          Grant of Restricted Share Units.  Restricted Share Units may be granted at any time and from time to time as determined by the Administrator.  After the Administrator determines that it will grant Restricted Share Units under the U.S. Sub-Plan, it will advise the U.S. Offeree in a Restricted Share Unit agreement of the terms, conditions, and restrictions (if any) related to the grant, including the number of Restricted Share Units. The “date of grant” of a Restricted Share Unit is the date on which the Administrator effectively grants the Restricted Share Unit or such other date the Administrator determines.

(b)          Vesting Criteria and Other Terms.  The Administrator will set the vesting criteria and other terms of the Restricted Share Units in its discretion, which, depending on the extent to which the vesting criteria and other terms are met, will determine the number of Restricted Share Units that will be paid out to the U.S. Offeree.  A Restricted Share Unit award will vest at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or an Affiliate Company and/or be based upon the achievement of performance goals during a performance period as set out in advance in the U.S. Offeree’s Restricted Share Unit agreement.  If Restricted Share Units vest based upon the satisfaction of performance goals, then the Administrator will: (i) determine the nature, length and starting date of any performance period; (ii) select the performance goals to be used to measure the performance; and (iii) determine what additional conditions, if any, should apply.

(c)          Earning Restricted Share Units.  Upon meeting the applicable vesting criteria and other conditions, the U.S. Offeree will be entitled to receive a payout as determined by the Administrator.  Notwithstanding the foregoing, at any time after the grant of Restricted Share Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria or other conditions that must be met to receive a payout.

(d)          Form and Timing of Payment.  Payment of earned Restricted Share Units will be made upon the date(s) determined by the Administrator and set forth in the Restricted Share Unit agreement.  The Administrator, in its sole discretion, may only settle earned Restricted Share Units in cash, Shares, or a combination of both.

(e)          Cancellation.  On the date set forth in the Restricted Share Unit agreement, all Shares underlying any unvested or unearned Restricted Share Units will be forfeited to the Company for future issuance.”

3.          All capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Plan.  Except as expressly amended hereby, the terms and conditions of the U.S. Sub-Plan shall remain in full force and effect.  This amendment shall be governed by the laws of the State of Israel without giving effect to the conflicts of law principles thereof.  This amendment shall be effective as of the date first set forth above.